Exhibit 99(b)(5)

Amendment No 4 to By-Laws

ARTICLE II

BOARD OF DIRECTORS

Section 2.09. Action by Directors. Unless statute or the Charter or Bylaws requires a greater proportion, the action of a majority of the directors present at a meeting at which a quorum is present is action of the Board of Directors. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business. In the absence of a quorum, the directors present by majority vote and without notice other than by adjournment may adjourn the meeting from time to time until a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally noticed. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting, if a unanimous consent is given in writing or by electronic transmission by each member of the Board and such consent is filed with the proceedings of the Board.

ARTICLE III

COMMITTEES

Section 3.02. Committee Procedure. Each committee may fix rules of procedure for its business. A majority of the members of a committee shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the committee. The members of a committee present at any meeting, whether or not they constitute a quorum, may appoint a director to act in the place of an absent member. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting, if a unanimous consent is given in writing or by electronic transmission by each member of the committee and filed with the minutes of the committee. The members of a committee may conduct any meeting thereof by conference telephone on accordance with the provisions of Section 2.10.

March 11, 2009